Exhibit (c)(iii) Project Naboo Board of Directors Materials Investment Banking Division Global Healthcare Group March 3, 2024

Situation Overview — New Mountain Capital (“NMC”) filed a Schedule 13D on February 26, 2024, requesting a waiver from the standstill provisions of the Investor Rights Agreement, which would enable NMC to make a proposal to acquire R1 (the “Company”) ¡ The Schedule 13D included an attached exhibit with a draft proposal to acquire the Company for $13.75 per share in cash, with the following provisions: w Welcomes, but does not require, the participation of any other existing stockholders, including TowerBrook, Ascension and customer shareholders w States that NMC does not intend to sell its stake to any third party and that the proposal should not be construed as indicating an interest in any alternative change of control transaction w Assumes a refinancing of the Company’s debt with new debt financing w Equity financing would be provided by rollover NMC equity, new cash equity provided by NMC and other potential sources (including TowerBrook and Ascension rollover equity should they decide to participate in the transaction) w The proposal has been approved by the NMC investment committee but is non-binding and subject to ongoing diligence ¡ NMC asked for a response to the waiver request by 5:00pm ET on March 6, 2024 — We understand that NMC, TowerBrook and Ascension have been in discussions regarding a potential transaction for the last several weeks, and that those discussions remain ongoing ¡ Our understanding is that discussions have revolved around valuation, transaction sources and uses, potential governance constructs and opportunities for the Company in a privately held setting — We look forward to advising the Company and assisting the Board in navigating the situation — The goal of today’s discussion is to provide background / context and answer any questions related to the situation 1

Overview of $13.75 New Mountain Capital Offer

($ in millions, except for per share values)

Transaction Overview

- Assumes R1 is taken private at $13.75 per share, a ~24% premium to the unaffected share price of $11.10 on February 23, 2024
- Assumes R1's existing debt will be refinanced
  - For illustrative purposes, we have assumed new debt is issued to maximum leverage of 6.0x, resulting in new debt of $3,900mm
- Assumes $650mm of leverageable EBITDA[1]

New Equity Required Sensitivity

Leverage	New Sponsor (No Equity Roll)[2]	NMC Rolls (100%)[3]	NMC / TB / A Roll (100%)[4]
5.50x	$5,288	$3,419	$1,295
6.00x	4,963	3,094	970
6.50x	4,638	2,769	645

Market Values and Multiples

		Undisturbed (2/23/24)	NMC Offer	Recent Close (3/1/24)
Stock Price		$11.10	$13.75	$14.00
Diluted Shares		460.6	465.6	466.0
Equity Value		**$5,113**	**$6,402**	**$6,524**
Net Debt		2,158	2,158	2,158
Enterprise Value		**$7,270**	**$8,560**	**$8,681**
EV / EBITDA (Wall Street Consensus)				
2023A	$614	11.8x	13.9x	14.1x
2024E	$668	10.9x	12.8x	13.0x
2025E	$784	9.3x	10.9x	11.1x

Premiums / (Discounts)

		NMC Offer	Recent Close (3/1/24)
Stock Price		**$13.75**	**$14.00**
% Premium to:			
Pre Request (1/25/24)	$10.17	35%	38%
Undisturbed (2/23/24)	$11.10	24%	26%
30 Day VWAP	$10.33	33%	36%
90 Day VWAP	$10.83	27%	29%
52 Week High (7/17/23)	$18.49	(26%)	(24%)
52 Week Low (1/11/24)	$9.11	51%	54%

Source: FactSet, Company filings. Note: Market data as of 3/1/2024. 1. Includes $614mm of 12/31/23 LTM Adj. EBITDA, $26mm of Acclara EBITDA and $10mm of leverageable cost synergies. 2. Every $1 added to purchase price requires additional $487mm of new equity. 3. Every $1 added to purchase price requires additional $351mm of new equity. NMC offer price values NMC's total stake (136mm shares) at $1,870mm. 4. Every $1 added to purchase price requires additional $186mm of new equity. NMC offer price values NMC's total stake (136mm shares) at $1,870mm and TB / A total stake (154mm shares, including warrants) at $2,124mm.

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Share Price Historical Stock Price Performance and Valuation EV / NTM EBITDA, Share Price and Volume (Last Five Years) Average Per Year 2019 2020 2021 2022 2023 YTD '24 '19-'24 EV / NTM EBITDA 16.1x 15.4x 22.1x 17.3x 12.6x 9.4x 16.5x (1) 35x $35.00 % YoY Rev Growth 12.5% 14.8% 15.8% 17.4% 16.8% 14.1% 15.4% 2/18/21: Reported Q4 and FY (1) 2020 earnings % YoY EBITDA Growth 57.0% 37.7% 22.2% 24.7% 20.2% 17.6% 31.9% Share Price $10.94 $14.23 $23.77 $20.66 $14.52 $10.77 $16.61 30x $30.00 1/10/22: Announced acquisition of Cloudmed 25x $25.00 2/26/24: Received $13.75 unsolicited bid from New Mountain Capital 20x $20.00 15x $15.00 NMC Offer (Share Price): $13.75 $14.00 12.6x NMC Offer (Implied NTM Multiple): 12.4x 10/16/23: Jehoshaphat 10x $10.00 published short report; shares fell ~8% 11/13/23: Announced plans to 5x $5.00 restate earnings from FY'21 11/8/22: Reported Q3 earnings through Q2'23; shares fell ~3% miss and CEO change 0x $0.00 Mar-19 Feb-20 Feb-21 Mar-22 Mar-23 Mar-24 EV / NTM EBITDA EV / NTM EBITDA (Implied by NMC Offer) Share Price NMC Offer Source: FactSet, Company filings. Note: Market data as of 3/1/2024. 1. Represents forward fiscal year vs. current fiscal year growth. 3 EV / NTM EBITDA

Wall Street Research Reactions

Review of the Quarter

"Although revenue fell short of expectations…adj-EBITDA still came in ahead of estimates…Thus, ***execution can be characterized as solid.****"*

Broker D, 2/27/2024

"R1's 4Q'23 results and 2024 guidance underscored that ***fundamentals are solid*** *even with some client timing and investment headwinds"*

Broker J, 2/27/2024

"Executing in Q4 (including a small new win), no new issues popping up (following negative data points in 2H23, mostly out of RCM's control), and adding precision to the 2024 outlook, allows investors to transition to tallying up known and highly-visible profitability drivers set to contribute in the coming years"

Broker M, 2/28/2024

"RCM posted strong 4Q23 results, ***both revenues and adjusted EBITDA above consensus*** *and its early January update"*

Broker O, 2/27/2024

Views on 2024E Guidance

"… believe the lackluster guidance ***increases the likelihood of an eventual sale****"*

Broker H, 2/27/2024

"R1 provided additional color around the build to FY24 guidance and the drivers of the $33M/$23M revenue/EBITDA delta vs. consensus, with ***the majority driven by onboarding pushouts.*** *... From a new contract perspective, the FY24 forecast assumes: (1)* ***no in-year contribution from Sutter Phase 2 onboarding*** *(we previously est $58M contribution)..."*

Broker B, 2/27/2024

"With respect to guidance, we ***believe management is making appropriately conservative assumptions****…"*

Broker D, 2/27/2024

"The 2024 story contains a few moving parts as a result of these wins (namely Providence), the Pediatrix (MD Mayo; MP) attrition, and the APP bankruptcy as well as the push-out of Sutter Phase 2. Ultimately, ***R1's story is always going to have elements of change*** *– new customer wins are a clear long-term positive but distort true near-term profitability. 2024 has a few more of these than a typical year, but* ***we continue to like the setup heading into 2025*** *and subsequent years"*

Broker J, 2/27/2024

Views on Takeout Price

"…By our math, ***a PE firm can extract a relatively healthy return with a bid up to $17/share****"*

Broker E, 2/27/2024

*"****We view NMC's offer is likely not their last / final offer*** *and should serve as a floor to attract potential bidders and would note that all parties involved support the management team."*

Broker M, 2/28/24

"…we suspect ***investors hoping for a multiple on RCM shares of >15x*** *from NMC in this transaction* ***are likely to be disappointed****"*

Broker F, 2/27/24

"The $13.75 per share offer implies…a 1-turn discount to R1's average over the past year and a ***~5 turn discount to the company's average forward EBITDA multiple over the past three years****"*

Broker B, 2/26/24

Views on Process

"We view New Mountain's bid as an opening salvo, ***intended to garner additional private equity interest…****"*

Broker E, 2/27/2024

"…we ***believe a deal is likely*** *given that (1) New Mountain has a sizable ownership stake…and (2) a* ***takeout could present a clean exit opportunity for TCP-ASC****"*

Broker B, 2/26/24

*"****We suspect NMC is being opportunistic from a timing perspective****, but we also recognize that with the Providence and Acclara transactions, RCM could be facing some time consuming and expensive integration and onboarding that* ***might better be done in private****"*

Broker F, 2/27/24

Source: Wall Street research.

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Wall Street Research Target Prices Select Price Targets Broker Outlook Last Twelve Months Analyst Date Select Price Targets Buy ~12.5x EV / '25E EBITDA $18.00 Broker A 2/27/2024 Hold ~9x EV / '25E EBITDA $14.00 Broker B 2/27/2024 Broker C 2/27/2024 3.3x EV / '25E Revenue $20.00 13.5x EV / '24E Adj. EBITDA $17.00 Broker D 2/27/2024 ~10.5x EV / '25E EBITDA $14.00 Broker E 2/27/2024 12.5x EV / '24E EBITDA $15.00 Broker F 2/27/2024 (1) 11.0x EV / '25E EBITDA $16.00 Broker G 2/27/2024 ~14.0x EV / '24E EBITDA $18.00 Broker H 2/27/2024 (2) ~12.5 EV / '24E EBITDA $17.00 Broker I 2/28/2024 (3) ~12.5 EV / '25E EBITDA $17.00 Broker J 2/27/2024 12.0x EV / '25E EBITDA $17.00 Broker K 2/28/2024 ~15x EV / '24E EBITDA $19.00 Broker L 2/27/2024 12.3x EV / '25E EBITDA $16.00 Broker M 2/28/2024 5-Year DCF (10% discount rate) $20.00 Broker N 2/27/2024 ~11.0x EV / '25E EBITDA $16.00 Broker O 2/27/2024 Current Price: Average PT: $14.00 $16.93 Represents revised price target in latest report Source: FactSet. Note: Market data as of 3/1/2024. 1. Revised from $12 price target pre Q4 announcement. 2. Revised from $13 price target pre Q4 announcement. 3. Revised from $14 price target pre Q4 announcement. 5

Take Out Price Implied by Current Share Price Current stock price reflects the market’s assessment of the probability of a sale and the price at which the sale would happen Key Inputs Implied Take Out Price Analysis — Standalone Price: $11.10 (equal to Standalone Price the undisturbed price on 2/23/24) $9.00 $10.00 $11.00 $11.10 $12.00 — Current stock price: $14.00 50% $20.07 $18.94 $17.80 $17.69 $16.66 — Time to Close: 6 months 75% $16.47 $16.05 $15.64 $15.59 $15.22 — Annual cost of funds: 5.6% — Probability of closing once announced: 95% 100% $14.66 $14.61 $14.55 $14.55 $14.50 Of the non-insider shareholders of R1, almost half are hedge funds and only 20% are long only owners Source: FactSet. Note: Market data as of 3/1/2024. 6 Probability of Takeout

Illustrative Overview of Key Questions and Range of Alternatives

At the appropriate time, the Board / Special Committee should consider several key questions, along with advice from advisors on strategic alternatives and valuation, before deciding on a path forward

Illustrative Questions for the Board to Consider

1. Is the $13.75 offer a reasonable basis to initiate conversations?
   - Does it fairly compensate R1 shareholders for the standalone future value creation opportunity?
   - How does it compare to other potential alternatives?
2. Which parties are included in the buyer group?
   - NMC alone
   - NMC & TB / A
   - Views of each party on buying vs. selling
3. How do we view the interest level and ability to transact of other potential buyers?
   - What other potential buyers (both strategic and financial) have inbounded since the offer letter and what have they messaged in terms of interest?
   - What is our view on potential buyers that have not yet inbounded?
   - What is the posture of existing shareholders in the buyer group?

Range of Alternatives

Status Quo → *Broad Process*

	What you need to believe…
"Shut Down" Engagement with NMC	• The $13.75 offer is not sufficient to engage in conversations • The Company can create more value for shareholders by executing on the standalone plan • Perspective on NMC's response
Engage Bilaterally with NMC or NMC & TB / A (or Anyone)	• The valuation gap is narrow enough that we believe a deal can be reached • NMC / TB / A have stated that they will block a sale to an alternative buyer
Launch Broader Strategic Alternatives Process	• While worth considering, the $13.75 NMC offer is not sufficient to exclude other potential buyers in our evaluation of strategic alternatives • That the posture of NMC / TB / A indicates possibility exists for a third party transaction

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Discussion Topics — Enabling management to stay focused on business and minimizing disruption for customers is critical — Board’s responsibilities in current situation — At the appropriate time and with the appropriate audience, value of initial proposal vs. standalone plan and other alternatives ¡ Ability for New Mountain and / or others to enhance proposal ¡ Consider whether a process where non-insider buyers can compete with insider shareholders is feasible taking into account posture of existing shareholders ¡ Near-term business momentum — Risks associated with current situation: ¡ Relationships with customers ¡ Certainty of transaction (debt financing, etc.) ¡ Risk(s) of non-completion ¡ Potential disruption to business ¡ Litigation — Communications with key constituents (investors, customers, employees, etc.) — Timing ¡ Next quarter ¡ Investor conferences ¡ Other th ¡ March 6 request from New Mountain 8

Summary of Potential Alternatives These alternatives involve the entire company and do not address a transaction which may provide liquidity or partial liquidity to certain shareholders Description Discussion Topics — Continue to operate as a — Risk / upside to achieving the standalone plan standalone public company — Sustainability and / or upside to multiple with a focus on growing — Impact of shareholder base on trading levels shareholder value Status Quo — Includes ordinary course M&A — Corporate M&A activities as well as capital — Financial engineering allocation decisions to drive — Near term share price moves / dislocation shareholder value — Sale to a financial sponsor: — Universe of potential buyers ¡ NMC — Posture of existing shareholders Take Private ¡ NMC / TowerBrook / — Buyer due diligence Ascension — Ability to pay above current offer price ¡ Another financial sponsor — Breadth of motivated buyer universe Strategic — Sale to strategic buyer— Posture of existing shareholders Sale — Timing and process to execute Current ownership and governance structure impact each of the scenarios 9

Preliminary Work Plan Week 1 Week 2 / 3 th th th February 26 March 4 / 11 — Barclays to send preliminary Get clarity from investors regarding “intentions” and perspectives on information / diligence request list to strategic alternatives: Company — Willingness of various parties to be buyers or sellers — Setup call with Company to review: — Willingness of various parties to work with other buyers ¡ Feedback from investor meetings Based on the above, formulate a work plan: ¡ Discussions and correspondence — Formation of a Special Committee, if applicable with NMC and other shareholders — Diligence session with management to review projections and standalone ¡ Any other inbound communications plan — Understand with Company Counsel: — Agree on the range of strategic / financial alternatives to review with the ¡ Standstill agreement(s) Board ¡ Ascension contract¡ Reject proposal and execute standalone plan ¡ Any change of control matters¡ Engage with buyer group — Discuss response strategies and PR / ¡ Initiate sale process (strategics or new sponsors) IR matters (including customers, ¡ Other strategic or financial alternatives employees, etc.) 10

Appendices

R1 RCM Top 25 Shareholder Overview

(Values in millions, unless stated otherwise)

● = Frequent Activist
● = Occasional Activist

Overview of Top Shareholders

Activist	#	Shareholder	Current Holding	Cumulative Holdings	Current MV	QoQ Δ in % O/S	Est. Cost Basis	% from Offer[2]
	1	New Mountain Capital	32.4%		$1,904	--	--	--
	2	TowerBrook Capital / Ascension	32.4%	65%	1,904	--	--	--
	3	BlackRock	4.0%	69%	235	(0.1%)	14.43	(4.7%)
	4	Vanguard	3.6%	72%	213	(0.7%)	16.44	(16.4%)
Frequent	5	Coliseum Capital Mgmt.	2.4%	75%	74	NEW	11.38	20.8%
Frequent	6	Sachem Head Capital Mgmt.	2.3%	77%	134	1.2%	10.56	30.2%
	7	Citadel	2.2%	79%	127	(0.3%)	15.65	(12.2%)
	8	Capital Group	2.0%	81%	117	0.0%	18.29	(24.8%)
Occasional	9	Voss Capital	1.7%	83%	100	1.4%	15.00	(8.4%)
	10	Morgan Stanley	1.3%	Top 10 84%	79	(0.3%)	13.44	2.3%
	11	BNY Mellon	1.3%	86%	77	(0.4%)	16.47	(16.5%)
	12	State Street	1.3%	87%	76	0.1%	13.59	1.1%
	13	OrbiMed Advisors	1.1%	88%	67	0.3%	14.95	(8.0%)
	14	Norges Bank Investment Mgmt.	1.0%	89%	54	0.3%	20.27	(32.2%)
	15	Paradigm Capital	0.9%	90%	49	0.1%	3.20	329.9%
Occasional	16	P2 Capital Partners	0.8%	91%	47	0.2%	13.47	2.1%
	17	Dimensional	0.8%	92%	47	0.3%	16.88	(18.5%)
	18	American Century Investment Mgmt.	0.8%	92%	46	(0.4%)	15.21	(9.6%)
	19	Joseph Flanagan	0.8%	93%	45	(0.0%)	21.13	(34.9%)
	20	Geode	0.8%	94%	40	0.0%	14.89	(7.7%)
	21	Snyder Capital Management	0.7%	95%	34	(0.4%)	15.09	(8.9%)
	22	Qube Research & Technologies	0.6%	95%	32	NEW	11.38	20.8%
	23	Parsifal Capital Management	0.5%	96%	31	(0.2%)	16.67	(17.5%)
	24	Man Group	0.5%	96%	29	0.4%	16.62	(17.3%)
	25	Squarepoint	0.5%	Top 25 97%	25	NEW	11.38	20.8%

Shareholder Base Composition


Pension 1%
Index 10%
Long-Only 6%
Hedge Fund 13%
Broker/Dealer 1%
Other[1] 2%
Insider 67%

Last 3-Months Trading Volume

Figures in Millions


Trading volume spiked to over 3x the 3-month average Following NMC's 13D/A
35
30
25
20
15
10
5
0
Dec
Jan
Feb
3 mo. avg.: 4.7mm

Source: FactSet, Company filings. Note: New Mountain Capital data as of 2/26/2024, TowerBrook data as of 2/6/2024, all others as of 12/31/2023. Share price as of 3/1/2024.

1. *Includes wealth management, bank investment divisions, insurance companies and family offices.*
2. *Reflects percent difference between New Mountain's initial offer of $13.75 per share and estimated cost basis per FactSet and Bloomberg.*

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Coliseum Reaction Coliseum has a history of activism and owns ~2% of the Company Coliseum Letter “We are writing on behalf of Coliseum Capital Management, LLC which, through its managed funds and accounts, beneficially owns over 10 million shares of common stock of R1 RCM Inc. (“R1” or the “Company”). As such, we are in aggregate, one of the five largest shareholders. We have reviewed the Amended 13D filed this morning by New Mountain Capital, L.L.C. proposing a transaction under which all of the outstanding shares of R1 would be acquired for cash consideration of $13.75 per share. We believe this proposal meaningfully undervalues the Company and is not in the best interest of shareholders. As we have shared with management in multiple meetings, we are excited about R1’s current strategy and longer- term prospects, and impressed by Lee Rivas, Jennifer Williams and the broader team. Furthermore, we support the current Board of Directors and your efforts in building the business for the benefit of all shareholders. R1 is on a compelling trajectory, and we have deep conviction in management’s ability to execute and create durable shareholder value over the coming years. We encourage the Board of Directors to stand firm and require a materially higher price, or reject the offer and stay the course as a public company. To be clear, given the strength of R1’s business prospects, we believe remaining public and driving forward the existing strategy will result in greater value for all shareholders than accepting a price at or near the current offer. We appreciate your consideration of our views, which come in the genuine spirit of partnership. We look forward to remaining supportive shareholders and thank you for your leadership.” Source: Press release. 12

Potential Strategic Buyers Software Payments Diversified Healthcare Tech Services 13

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